THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 (951) 224-6675 www.jilliansidoti.com

April 9, 2013

Ms. Sonia Barros
Special Counsel
Securities Exchange Commission

Re: Equisource Hotel Fund I, LLP
Registration Statement on Form S-11
Filed December 5, 2012
File No. 333-185267

Dear Ms. Barros,

Please see the answers to your comments below.

General

1. We note your response to comment four in the letter dated December 28, 2012.  Please reconcile the description of the terms of your repurchase program described in the response and the terms set forth in the registration statement.  We note, for example, that the registration statement refers to a monthly repurchase and a maximum amount of shares subject to the repurchase program of 3% of the weighted average number of units outstanding during the prior year while your response indicates a quarterly program and a 2% maximum.  We may have further comment.  Also, please tell us what consideration you have given to allowing that requests for redemption and withdrawals of requests for redemption be made less than five business days prior to the end of each month (assuming the disclosure in the registration statement is accurate).

This was an oversight. We have updated the repurchase program disclosed in the Registration Statement to reflect the proper 2%, quarterly maximum.

We have also extended the time required for notifications to 15 business days so that we can insure that we have the liquid funds necessary to satisfy repurchase requests. We have also updated the requirements to reflect that the Repurchase Program would not be available if there were was an ongoing secondary offering.

Results of Operations, page 39

2.  Given the general partner contributed $15,500 to the partnership to fund offering costs,  and these costs will be reflected as expenses in the partnership’s statement of operations,  we are unclear how you are able to make the representation that the registrant will not be responsible for these costs or any other costs associated with the cost of the offering.  Please explain the apparent discrepancy to us or revise your disclosure accordingly.

We have removed this reference and point to the following sentence to clear up the discrepancy.

Of the $15,500, $5,500 is recorded as Partner Contribution and $10,000 is recorded as a loan to the company. The loan is due on demand and accrues no interest.

Please also see our revised and updated financial statements.

Liquidity and Capital Resources, page 40

3.  We note your response to comment 5 of our comment letter dated February 7, 2013 where you state, “we expect that we may finance any particular hotel purchase with up to 75% financing from a traditional banking institution.” Please revise to clarify whether you have any agreement, arrangement or understanding with a particular banking institution. If not, please revise to so state.

We do not currently have an agreement or arrangement with a particular banking institution.

4.  We note your disclosure where you state, “if we are unable to obtain financing on any property, we will either purchaser [sic] a smaller hotel property with cash from this Offering and from an investment from our General Partner.” Please revise to clarify whether there is a formal arrangement with your general partner with respect to such an investment. If not, please revise to so state and to indicate that the general partner has no obligations to provide such investments.

We have revised to state that our General Partner is under no obligation to provide such an investment.

5.  We note your disclosure where you state, “if we purchase a hotel and have funds available, but not enough funds available to actually purchase an additional property or provide a down payment on an additional property, we intend to return funds and reduce capital accounts of the limited partners.” Please revise to clarify whether, after you have raised the minimum of $1,000,000 and have purchased a hotel, you will have an obligation to distribute the excess funds. If you will have no such obligation, please revise to clarify.

We have added the sentence: although this is our intention, we have no such obligation to return funds and reduce the capital accounts of our limited partners.

Prior Performance of the General Partner, page 50

6.  We note your response to comment 8 of our comment letter dated February 7, 2013 where you state, “we do not believe that we have other “programs” that are appropriate for disclosure.” For Equisource, please tell us whether your general partner or any of its affiliates, including promoters of the partnership, and all persons that, directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the general partner or its promoters, raised funds from passive investors to fund the acquisitions of real estate properties or interest in real estate. We may have further comments.

As discussed in a phone conversation with the Commission, none of the abovementioned persons or entities have raised funds from passive investors. In previous acquisitions by affiliates or promoters, the individuals or their related entities have provided all property financing along with bank financing.

Financial Statements, page F-1
General

7.  Please review the mathematical accuracy of your financial statements.  In your review, please address the following items:
It does not appear that your balance sheet as of September 30, 2012 balances.
The sum of items listed as cash flows from operating activities does not appear to equate to the amount listed as total cash used by operating activities for the period ended December 31, 2012
The amount listed as the change in assets and liabilities in the operating cash flow section for the period ended December 31, 2012 does not equate to the actual change in assets and liabilities for the period.
The amount shown as the net increase in cash and cash equivalents for the period ended December 31, 2012 of $12,986 does not equate to the actual increase in cash and cash equivalents for the period.

We have since changed auditors and have reviewed all of our financial statements. In doing such, we have resolved the abovementioned issues.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,

Jillian Ivey Sidoti, Esq.